               GRIFFON CORPORATION REPORTS OPERATING RESULTS FOR

                        THE FIRST QUARTER OF FISCAL 1996

           AND ANNOUNCES "DUTCH AUCTION" SELF-TENDER OFFER FOR UP TO

                        2,000,000 SHARES OF COMMON STOCK

     Jericho, New York, February 6, 1996 -- Griffon Corporation (NYSE:GFF) today reported operating results for the quarter ended December 31, 1995.

     Net sales for the quarter increased to $163,477,000 compared to $133,562,000 for the first quarter of fiscal 1995. Net income for the quarter was $5,863,000 or $.18 per share compared to $7,722,000 or $.22 per share for the first quarter of last year.

     Net sales increased $19,000,000 in building products primarily due to the effect of acquired companies, $5,000,000 in specialty plastic films due to increased sales of new laminated products to the division's major customer and $6,000,000 in the electronics business due to new program awards.

     The reduction in earnings was primarily attributable to lower operating results of the Company's building products segment due to reduced margins caused by weakness in the construction and related retail markets as well as increased raw material costs. The specialty plastic films operating income was down slightly compared to the prior year but reflected an improvement from recent quarters due to the sales increase and reduced resin prices, offset by start-up costs related to the new laminate products. The electronics division reflected increased operating income due to the increased sales.

     The Board of Directors of Griffon Corporation today authorized a "Dutch Auction" self-tender offer for up to 2,000,000 shares of the company's Common Stock. The offer will commence within a week, and will be subject to the terms and conditions that will be more fully described in the offering materials.

     Under the terms of the offer, the company will invite shareholders to tender their shares at prices between $9.50 and $10.25, as the shareholder shall specify. Within that range the company will determine the per share price (the "Purchase Price") that will allow it to purchase 2,000,000 shares or such lesser number as may be tendered. If more than 2,000,000 shares are tendered at or below the Purchase Price, there will be a proration. Subject to proration, all shares tendered at or below the Purchase Price will be purchased at the Purchase Price.

     The company has outstanding 30,779,000 shares of Common Stock and shares of Second Preferred Stock, Series I which are convertible into 1,669,000 shares of Common Stock. The offer will not be conditioned on any minimum number of shares being tendered.

     The Depositary for the offer will be American Stock Transfer & Trust Co.

     The self-tender offer increases the stock buyback program to a total of 9,000,000 shares of the company's Common and Preferred Stock, under which approximately 5,500,000 shares of Common Stock have been purchased.

     Griffon Corporation --

     - is a leading manufacturer and marketer of residential garage doors, as well as a major supplier of commercial and industrial garage doors and a range of related products and services for the home building and replacement markets;

     - is a leader in the development and production of embossed and laminated specialty plastic films used in the baby diaper, feminine napkin, adult incontinent, surgical and patient care markets; and

     - develops and manufactures information and communication systems for government and commercial markets worldwide.
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                              OPERATING HIGHLIGHTS
                                  (UNAUDITED)

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
                                                                   FOR THE THREE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1995             1994
                                                                  ------------     ------------
Net sales.......................................................  $163,477,000     $133,562,000
                                                                  ============     ============
Income before income taxes......................................  $  9,611,000     $ 12,870,000
Provision for income taxes......................................     3,748,000        5,148,000
                                                                  ------------     ------------
Net income......................................................  $  5,863,000     $  7,722,000
                                                                  ============     ============
Net income per share of common stock............................  $        .18     $        .22
                                                                  ============     ============
Weighted average number of shares used in the calculation of per
  share results.................................................    33,097,000       35,294,000
                                                                  ============     ============
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